SUN RECORD COMPANY

SUN ENTERTAINMENT HOLDING CORPORATION

(604) 684-7929
(800) 665-2454
(604) 683-2003 FAX

SUITE 702 - 889 WEST PENDER STREET
VANCOUVER, B.C. V6C 3B2

Nashville
(615) 385-1960
(615) 385-1964 FAX

September 18, 2007

07027221

RECEIVED
SEC MAIL PROCESSING
SEP 2 5 2007
WASH, D.C. 185 SECTION

United States Securities and Exchange Commission
100 F Street North East
Washington, District of Columbia
United States 20549

Attn: Mail Stop Room 3628

Re: **Sun Entertainment Holding Corporation**
File No: 82-1776

Dear Sir or Madam:

We enclose the following for your information and records:

SUPPL

- Quarterly Report for filing of Form 51 dated March 31, 2007
- Quarterly Report for filing of Form 51 dated June 30, 2007

Sun Entertainment Holding Corporation

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

Yours truly,

Terry O. Lashman
Encl.

SUN ENTERTAINMENT HOLDING CORPORATION

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, John A. Singleton, Chief Financial Officer for **Sun Entertainment Holding Corporation**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Sun Entertainment Holding Corporation**(the "Issuer") for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: **May 29, 2007**

"John A. Singleton"
John A. Singleton
CFO

SUN ENTERTAINMENT HOLDING CORPORATION

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Shelby S. Singleton Jr., President and Chief Executive Officer for **Sun Entertainment Holding Corporation**, certify that:

1. I have reviewed the interim filings (as th is term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Sun Entertainment Holding Corporation** (the "Issuer") for the interim period ending **March 31, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: **May 29, 2007**

"Shelby S. Singleton Jr."
Shelby S. Singleton Jr.
President & CEO

QUARTERLY REPORT
MARCH 31, 2007

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED BALANCE SHEET
March 31, 2007 and December 31, 2006
(Prepared by Management)

Schedule A
Exhibit 1

ASSETS:

CURRENT ASSETS:	2007	2006
Cash	$ 739,642	$ 879,610
Royalty Reserve Cash	1,109,463	1,319,414
Accounts receivable	24,871	19,800
Inventory	51,349	64,641
Prepaid expenses	7,407	7,476
Total Current Assets	1,932,732	2,290,941
Fixed Assets; less accumulated depreciation of $37,591(2007), $35,100 (2006)	6,745	9,310
GOODWILL, net of amortization of $80,540 and impairment of $147,535	0	0
	$ 1,939,477	$ 2,290,941

LIABILITIES

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$ 707,213	$ 997,325
Income Taxes Payable	142,413	317,164
Due to Affiliate	500,635	499,712
Total current liabilities	1,350,261	1,814,201

SHARE CAPITAL AND DEFICIT

SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(2,716,379)	(2,828,855)
	589,216	476,740
	$ 1,939,477	$ 2,290,941

Approved by the Directors:

"John A. Singleton" Director

"Terry O. Lashman" Director

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
March 31, 2007
(Prepared by Management)

Schedule A
Exhibit 2

	3 Months Ended Mar 31 2007	3 Months Ended Mar 31 2006
ROYALTY REVENUES	$ 475,723	$ 519,938
INTEREST AND OTHER REVENUES	(7,803)	(10,681)
TOTAL REVENUES	467,920	509,257
OPERATING EXPENSES		
Wages	55,009	49,019
Outside Services	30,543	35,131
Office supplies	2,664	4,587
Postage	3,310	2,329
Rent	852	856
Auto	7,068	4,158
Security	348	0
Software	381	7,124
Copy Machine	236	193
Telephone	3,258	3,148
Dues & Subscriptions	1,341	1,255
Disposal	1,006	1,000
Copyrights & Trademarks	0	140
Consulting &Commissions	6,832	6,834
CDs/Cassettes Costs	27,239	15,202
Royalty Expense	169,869	186,591
Travel, entertainment and promotion	30,141	48,551
Legal and accounting	31,152	32,394
Utilities and taxes	8,221	9,203
Insurance	8,356	7,511
Management fees	17,603	6,000
Listing and transfer fees	6,439	5,445
Bank charges and interest	1,960	2,512
Amortization of goodwill	2,491	0
Repairs and maintenance	1,527	8,816
Total operating expenses	417,846	437,997
INCOME (LOSS) FROM OPERATIONS	50,074	71,260
FOREIGN EXCHANGE	0	2,346
EARNINGS (LOSS) FOR THE PERIOD	50,074	68,914
DEFICIT, BEGINNING	(2,766,453)	(3,323,971)
DEFICIT, ENDING	$(2,716,379)	$(3,255,057)
EARNINGS (LOSS) PER SHARE	$0.01	$0.01

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
March 31, 2007
(Prepared By Management)

Schedule A
Exhibit 1

	2007	2006
CASH PROVIDED BY (USED FOR)		
OPERATING ACTIVITIES		
Net income (loss) for the period	$50,074	$68,914
Amortization of goodwill, a charge not involving cash	0	0
	50,074	68,914
Net change in non-cash working capital balances relating to operations	(399,993)	125,026
	(349,919)	193,940
FINANCING ACTIVITIES		
Advances from directors	0	0
Shares issued	0	0
	0	0
INCREASE (DECREASE) IN CASH DURING THE PERIOD	(349,919)	193,940
CASH AT BEGINNING OF PERIOD	2,199,024	1,072,658
CASH AT END OF PERIOD	$1,849,105	$1,266,598

SUN ENTERTAINMENT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARCH 31, 2007

1. SIGNIFICANT ACCOUNTING POLICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the average rate of exchange in effect during the year.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Goodwill

Effective January 1, 2002 the company adopted CICA 3062-Goodwill and Other Intangible Assets as required by the Canadian Institute of Chartered Accountants.. This policy no longer permits the amortization of goodwill.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the

United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

Rate at March 31	1.1546	1.1676
Average rate for the quarter	1.1603	1.1652

March 31	2007	2006

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for advances from directors and amounts due from affiliated companies, the fair values of which are not readily determinable because they are non-interest bearing.

4. GOODWILL

During 2004 the Company undertook a valuation of its wholly-owned subsidiary, Sun Entertainment Corporation, and determined that the remaining amount of the recorded goodwill related to the subsidiary was impaired. Accordingly, the Company provided an impairment allowance of $147,535 to recognize the impairment in the carrying amount of the goodwill. The resulting net carrying amount of goodwill is as follows

Goodwill arising on business combination	$ 228,075	$228,075
Previously amortized	(80,540)	(80,540)
Impairment provision	(147,535)	(147,535)
	$	$

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

Balance Sheet:		
Accounts payable to companies controlled by directors	$ 0	$ 49,761
Advances from directors	0	46,200
Due to companies controlled by directors	500,635	399,198
Statement of Operations:		
Management fees incurred to a company controlled by a director	6,000	6,000
Royalties incurred to company controlled by a director (Note 2)	23,433	26,466

All related party transactions have been recorded at their exchange amounts which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. COMMITMENT

The company is committed to a premises lease for Canadian $58,000 annually on a year-to-year basis to a company controlled by a director.

7. SHARE CAPITAL

Issued:	Number of Shares		Value
Balance at March 31, 2007 and 2006	11,921,679	$	3,298,095

SCHEDULE C
EXHIBIT 5

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
THREE MONTHS ENDED MARCH 31, 2007

DISCLAIMER

This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2006 as well as the unaudited interim consolidated financial statements and notes for the three months ended March 31, 2007.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS

The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements with the major record companies such as Universal, SonyBMG, Warner Music Group and EMI, from independent record companies such as Madacy, Time-Life Music and Direct Source Special Products and from digital download companies Apple iTunes and eMusic in the United States and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

OVERALL PERFORMANCE

Revenues

Revenues for the three-month period ending March 31, 2007 were $467,920 down 8% compared to $509,257 for the same period of 2006. Royalty and license fee revenues for the current period were $475,723 compared to $519,938 for the same period of 2006.

During the current period, forty three (43%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining fifty seven (57%) percent received from licensees outside the United States. The companies that generate the largest royalty revenues for the company in the United States are Universal Music (a unit of the French company Vivendi), SonyBMG Music (the music partnership of

Bertelsmann Company and Sony Music Entertainment), Madacy Entertainment, Time-Life Music (a Direct Holdings America company) and Direct Source Special Products. Royalty revenues from the digital download companies are becoming more significant for the Company and during the current period these royalties accounted for seven (7%) percent of the total royalty revenues received by the Company. The Company receives most of its revenues from outside the United States from Charly Records and Disky Communications in Europe.

Cost of Goods Sold
The cost of goods sold (including royalty expense to artists, producers and publishers) for the three-month period ending March 31, 2007 were $197,108 compared to $201,793 for the same period of 2006. Decreased royalty and license fee revenues, timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received caused the decrease in cost of goods sold.

Expenses
Overhead for the three-month period ending March 31, 2007 was $220,738 compared to $236,204 for the same period of 2006.

Statement of Operations & Deficit
The earnings for the three-month period ending March 31, 2007 were $50,074 compared to $68,914 for the same period of 2006. The decrease in earnings was due to the decrease in royalty revenues.

Finance & Cash Flow
Cash used in operating activities during the three-month period ending March 31, 2007 was $467,920 compared to $315,317 for the same period of 2006. The increase in cash usage was primarily due to the increase in state and federal taxes paid.

No cash was used in investing activities during the three-month period ending March 31, 2007 or for the same period of 2006.

There were no financing activities during the three-month period ending March 31, 2007 or for the same period of 2006.

In 2006 worldwide online music sales nearly doubled to about US$2 billion, but overall music sales fell 3% as compared to 2005 to US$32.45 billion at the retail level in 2006, according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). In the United States, the world's largest market for music, the trade group RIAA reported that overall sales in 2006 totaled US$11.5 billion, which is down 6.2% from sales of US$12.27 billion in 2005. Online sales in the United States were US$1.6 billion in 2006, nearly 14% of overall 2006 music sales, a 21.6% increase over the 2005 total of US$1.3 billion. The Wall Street Journal reported that CD sales in the United States, which account for 85% of music sales, plunged 20% during the current period as compared to the same period in 2006. The sales decline was due to unauthorized file sharing and the demise of specialty retailers such as Tower Records, which was liquidated in 2006.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. "Real Wild Child" as performed by Jerry Lee Lewis was used in an episode of the popular television show "My Name Is Earl", "There's A Break In The Road" as performed by Betty Harris was used in the motion picture Blue State Movie, and "Crazy Arms" as performed by Jerry Lewis was used in a PBS special titled Jerry Lewis & Friends: Last Man Standing. The use of the Company's ionic Sun Records logo continues to be used on various merchandise that is marketed both by the Company directly and by licensees of the Company to wholesalers and retailers.

SELECTED ANNUAL INFORMATION

	2006	2005	2004
Revenues	$3,094,603	$1,728,959	$1,679,063
Cost of sales	$1,190,455	$ 600,773	$ 774,581
Gross profit	$1,904,148	$1,128,186	$ 904,482
% Gross profit	61.53%	65.25%	53.87%
Expenses	$1,009,399	$ 932,542	$ 833,249
Net Earnings (Loss)	$ 894,749	$ 195,644	$ 45,460
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings (Loss) per share	$ 0.08	$ 0.02	$ 0.004
Total assets	$2,300,251	$ 1,144,686	$ 702,982
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2007	2006	2006	2006	2006	2005	2005	2005
	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2
Revenues	467,920	939,281	528,097	1,117,968	509,257	406,057	415,853	554,470
Net Earnings (Loss)	50,074	(91,405)	158,966	448,136	68,914	45,974	75,261	147,860
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	0.004	(0.01)	0.01	0.04	0.006	0.004	0.006	0.012

LIQUIDITY AND RISKS

As at March 31, 2007, the Company had a working capital excess of $582,471 compared to a working capital excess of $50,538 as at December 31, 2006, the end of the Company's last completed fiscal year. The increased excess was a direct result of the increased accounts receivable, decrease in accounts payable and accrued expenses and decrease in income taxes payable and was financed by regular cash flow.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS

There were no long-term contractual obligations.

CAPITAL RESOURCES

The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements.

MATERIAL CONTRACTS

The Company has an exclusive license agreement for the use of master recordings owned by Shelby Singleton Enterprises, Inc. See Note 2.

TRANSACTIONS WITH RELATED PARTIES

Refer to Note 5.

PROPOSED TRANSACTIONS

There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES

There were no critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS

There were no material subsequent events.

CORPORATE DISCLOSURE

The company has established disclosure controls, procedures and corporate policies so that the financial results are presented accurately, fairly and timely.

The disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted under applicable securities regulation is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow for timely decisions regarding required disclosure.

No matter how well designed, all internal control systems provide only reasonable and not absolute assurance that financial information is accurate and complete. Should lapses in the disclosure controls and procedures occur and/or if mistakes occur, the Company will take whatever steps necessary to minimize the consequences of such occurrences.

The Company has conducted a review and evaluation of its disclosure controls and procedures, with the conclusion that is has an effective system of disclosure controls and procedures. In reaching this conclusion, the Company recognizes that it is very dependent upon its legal counsel to assist in recognizing, interpreting, understanding and complying with the various securities regulations disclosure and filing requirements and that the Board of Directors is active and communicates often and effectively.

The Board of Directors of the Company are in fact the Company's executive management team. Each member of the Board has varying degrees of knowledge concerning the regulatory disclosure requirements.

The Company is small and must rely on its legal counsel and Board of Directors to assist it and as such they form part of the disclosure controls and procedures.

As the Board of Directors is also the senior management of the Company, open and effective lines of communication amongst the Board must be in place. The Company believes this communication exists. While the Certifying officers have evaluated the effectiveness of the company's disclosure controls and procedures as of December 31, 2006 and have concluded that such procedures are adequate and effective to ensure accurate and complete disclosures.

The Company evaluated the design of its internal controls and procedures over financial reporting for the year ended December 31, 2006. This evaluation was performed by the Chief Executive Officer and Chief Financial Officer with the assistance of the other members of the Board of Directors to the extent necessary or appropriate. Based on this evaluation, the Chief Executive Officer and Chief Financial Officer concluded that the design of these internal controls and procedures over financial reporting was effective.

FORWARD LOOKING STATEMENTS

Statements that are not historical facts may be considered to be forward looking statements. This report contains forward-looking statements. Forward-looking statements include management's beliefs and expectations of certain events based on assumptions. Forward-looking statements include estimates of objectives, future events and assumptions. These items can include operating and financial conditions, capital spending, accounting estimates, regulatory changes, environmental legislation, engineering evaluations, commodity prices and demand for commodities. Forward-looking statements, by their very nature, involve risks and uncertainties. Therefore, actual results could differ materially from those expected due to changes in the factors used to predict future results. While management's assumptions are considered reasonable at the time of preparation, readers are cautioned that such assumptions may change and undue reliance should not be placed on forward-looking statements.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at **www.sedar.com** or the Company's web site at **www.sunrecords.com**.

SUN ENTERTAINMENT HOLDING CORPORATION

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Shelby S. Singleton Jr., President and Chief Executive Officer for **Sun Entertainment Holding Corporation**, certify that:

1. I have reviewed the interim filings (as th is term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Sun Entertainment Holding Corporation** (the "Issuer") for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: **August 29, 2007**

"Shelby S. Singleton Jr."
Shelby S. Singleton Jr.
President & CEO

SUN ENTERTAINMENT HOLDING CORPORATION

FORM 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, John A. Singleton, Chief Financial Officer for **Sun Entertainment Holding Corporation** , certify that:

1. I have reviewed the interim filings (as this term is defined i n Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Sun Entertainment Holding Corporation**(the "Issuer") for the interim period ending **June 30, 2007**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the Issuer, as of the date and for the periods presented in the interim filings;

4. The Issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the Issuer, and we have:

   (a) designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the Issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

   (b) designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Issuer's GAAP; and

5. I have caused the Issuer to disclose in the interim MD&A any change in the Issuer's internal control over financial reporting that occurred during the Issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the Issuer's internal control over financial reporting.

Date: **August 29, 2007**

"John A. Singleton"
John A. Singleton
CFO

QUARTERLY REPORT
JUNE 30, 2007

SCHEDULE A:

1. Balance Sheet
2. Statements of Operations and Deficit
3. Statement of Changes in Financial Position
4. Notes to Consolidated Financial Statements

SCHEDULE B:

5. Management Discussion

SUN ENTERTAINMENT CORPORATION
INTERIM CONSOLIDATED BALANCE SHEET
June 30, 2007
(Prepared by Management)

Schedule A
Exhibit 1

	2007	2006
ASSETS:		
CURRENT ASSETS:		
Cash	996,902	879,610
Royalty Reserve Cash	1,495,352	1,319,414
Accounts receivable	53,616	19,800
Inventory	55,609	64,641
Prepaid expenses	6,835	7,476
Total Current Assets	2,608,314	2,290,941
Fixed Assets; less accumulated depreciation of $42,047	4,257	9,310
GOODWILL, net of amortization of $80,540 and impairment of $147,535	0	0
	2,612,571	2,290,941
LIABILITIES		
CURRENT LIABILITIES		
Accounts payable and accrued expenses	1,074,569	997,325
Income Taxes Payable	83,323	317,164
Due to Affiliate	499,119	499,712
Total current liabilities	1,657,011	1,814,201
SHARE CAPITAL AND DEFICIT		
SHARE CAPITAL	3,305,595	3,305,595
DEFICIT	(2,350,035)	(2,828,855)
	955,560	476,740
	2,612,571	2,290,941

Approved by the Directors:

"John A. Singleton" Director
John A. Singleton

"Terry O. Lashman" Director
Terry O. Lashman

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF OPERATIONS
June 30, 2007
(Prepared by Management)

Schedule A
Exhibit 2

	3 Months Ended Jun 30 2007	6 Months Ended Jun 30 2007	3 Months Ended Jun 30 2006	6 Months Ended Jun 30 2006
ROYALTY REVENUES	1,100,604	1,576,327	986,627	1,506,565
INTEREST AND OTHER REVENUES	121,036	113,234	131,341	120,660
TOTAL REVENUES	1,221,640	1,689,561	1,117,968	1,627,225
OPERATING EXPENSES				
Wages	64,105	119,114	59,907	108,926
Outside Services	32,248	62,792	30,824	65,955
Office supplies	8,878	11,542	7,877	12,464
Postage	3,995	7,305	3,901	6,229
Rent	607	1,459	621	1,477
Auto	3,880	10,947	4,051	8,209
Security	-13	335	0	0
Software	586	967	6,047	13,171
Copy Machine	264	500	224	417
Telephone	3,001	6,259	3,208	6,356
Dues & Subscriptions	1,660	3,001	1,560	2,815
Disposal	949	1,955	977	1,977
Copyrights & Trademarks	0	0	1,624	1,763
Consulting & Commissions	2,187	9,019	4,731	11,565
CDs/Cassettes Costs	44,851	72,090	14,475	29,677
Royalty Expense	423,714	593,583	361,775	548,366
Travel, entertainment and promotion	18,875	49,016	28,997	77,548
Legal and accounting	114,734	145,886	35,637	68,031
Utilities and taxes	34,770	42,991	8,655	17,857
Insurance	4,000	12,356	5,056	12,567
Management fees	39,027	56,630	80,074	86,074
Listing and transfer fees	6,517	12,956	6,978	12,423
Bank charges and interest	2,029	3,990	1,857	4,369
Amortization of goodwill	1,965	4,456	0	0
Repairs and maintenance	4,898	6,425	777	9,593
Total operating expenses	817,727	1,235,573	669,832	1,107,829
INCOME (LOSS) FROM OPERATIONS	403,913	453,988	448,136	519,396
FOREIGN EXCHANGE	0	0	(37)	2,309
EARNINGS (LOSS) FOR THE PERIOD	403,913	453,988	448,173	517,087
DEFICIT, BEGINNING	(2,753,948)	(2,804,023)	(3,254,622)	(3,323,536)
DEFICIT, ENDING	(2,350,035)	(2,350,035)	(2,806,449)	(2,806,449)
EARNINGS (LOSS) PER SHARE	$0.03	$0.04	$0.04	$0.04

SUN ENTERTAINMENT HOLDING CORPORATION
INTERIM CONSOLIDATED STATEMENTS OF CHANGES IN FINANCIAL POSITION
6/30/2007
(Prepared By Management)

Schedule A
Exhibit 3

	3 Months Ended Jun 30 2007	6 Months Ended Jun 30 2007	3 Months Ended Jun 30 2006	6 Months Ended Jun 30 2006
CASH PROVIDED BY (USED FOR)				
OPERATING ACTIVITIES				
Net income (loss) for the period	50,074	453,988	147,860	517,087
Amortization of goodwill, a charge not involving cash	0	0	0	0
	50,074	453,988	147,860	517,087
Net change in non-cash working capital balances relating to operations	593,075	(160,758)	268,774	93,487
	643,149	293,230	416,634	610,574
FINANCING ACTIVITIES				
Advances from directors	0	0	0	0
Shares issued	0	0	0	0
	0	0	0	0
INCREASE (DECREASE) IN CASH DURING THE PERIOD	643,149	293,230	416,634	610,574
CASH AT BEGINNING OF PERIOD	1,849,105	2,199,024	1,266,598	1,072,658
CASH AT END OF PERIOD	2,492,254	2,492,254	1,683,232	1,683,232

SCHEDULE A
EXHIBIT 4

SUN ENTERTAINMENT HOLDING CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

JUNE 30, 2007

1. SIGNIFICANT ACCOUNTING PO LICIES

a) Consolidation

These financial statements include the accounts of the company, a British Columbia corporation listed on the Canadian Venture Exchange, and its wholly-owned subsidiary, Sun Entertainment Corporation, a Tennessee corporation. All material inter-company transactions and balances have been eliminated.

b) Inventory

Inventory consists of records, tapes and cassettes and is stated at the lower of cost (first-in, first-out) or net realizable value.

c) Revenue recognition

The company receives both foreign and domestic royalties from companies it contracts with and which are licensed to sell recordings from masters leased to them by the company. Terms of the license agreements vary; however, in general, most agreements specify payments of minimum guaranteed royalties to the company. The company follows the practice of recognizing licensee royalties as income upon receipt.

d) Record masters and advance royalty payments to artists

The company follows the practice of expensing the cost of master recordings and any advance royalties paid to the artist if they are not recovered through royalties earned by the artist during the year.

e) Foreign currency translation

These financial statements are presented in Canadian dollars. The operations of the subsidiary, located in the United States, are considered to be integrated with those of the parent company and as such, the company employs the temporal method for translation of the assets, liabilities and operations denominated in U.S. currency as follows:

(i) Monetary items - at the rate of exchange in effect at the balance sheet date.

(ii) Non-monetary items at their historical rates of exchange (except for items carried at market value which are translated at the rate of exchange in effect at the balance sheet date).

(iii) Revenue and expenses - at the average rate of exchange in effect during the year.

(iv) Amortization - at the same rates of exchange as the assets to which they relate.

Gains or losses arising on translation are included in the determination of net income for the current year.

1. SIGNIFICANT ACCOUNTING POLICIES (Continued)

f) Goodwill

Effective January 1, 2002 the company adopted CICA 3062-Goodwill and Other Intangible Assets as required by the Canadian Institute of Chartered Accountants.. This policy no longer permits the amortization of goodwill.

g) Loss per share

Loss per share computations are based upon the weighted average number of shares outstanding during the year. Equivalent shares (stock options or otherwise) have been excluded from the calculation as the effect of the inclusion would be anti-dilutive in that the loss per share would decrease.

h) Future income taxes

The company recognizes income taxes using an asset and liability approach. Future income tax assets and liabilities are computed annually for differences between the financial statements and tax bases using enacted tax laws and rates applicable to the periods in which the differences are expected to affect taxable income.

i) Use of estimates

The preparation of financial statements in accordance with Canadian generally accepted accounting principles requires management to make estimates and assumptions based on currently available information. Such estimates and assertions may affect the reported amounts of assets and liabilities and disclosure of contingencies at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

j) Cash

Cash consists of demand deposits held with financial institutions and highly liquid instruments with original maturities of three months or less.

2. NATURE OF OPERATIONS

The company is engaged principally in the merchandising of records and tapes and receiving royalties for use of its master recordings. The company has exclusive rights to use certain master sound recordings owned by Shelby Singleton Enterprises, Inc., a company controlled by the president of Sun Entertainment Holding Corporation. The agreement commenced January 2, 1988 and terminates December 31, 2011, with an option to renew for an additional twenty-five years. The license fee is 5% of sales, as defined in the agreement.

During the current year, the company's revenues were derived principally from activity in the

United States and the company's assets are situated principally in the United States. Rates used for translating transactions and balances denominated in United States dollars are as follows:

Rate at June 30	1.0655	1.1164
Average rate for the period	1.1158	1.1396

June 30	2007	2006

3. FINANCIAL INSTRUMENTS

The company's financial instruments consist of cash and cashable deposits with maturities of less than ninety days, accounts receivable, accounts payable and accrued liabilities, advances from directors and amounts due to affiliated companies. In management's opinion the company is not exposed to significant interest rate, currency exchange rate or credit risk arising from these financial instruments. The fair values of these financial instruments approximate their carrying values, except for advances from directors and amounts due from affiliated companies, the fair values of which are not readily determinable because they are non-interest bearing.

4. GOODWILL

	2007	2006
Goodwill arising on business combination	$ 228,075	$ 228,075
Previously Amortized	(80,540)	(80,540)
Impairment provision	(147,535)	
	$ 0	$ 147,535

5. RELATED PARTY TRANSACTIONS

The following is a summary of balances and transactions with directors and/or companies controlled by directors of Sun Entertainment Holding Corporation and its wholly-owned subsidiary.

	2007	2006
Balance Sheet:		
Accounts payable to companies controlled by directors	$ 499,119	$ 418,733
Advances from directors	0	0
Due to companies controlled by directors	0	0
Statement of Operations:		
Management fees incurred to a company controlled by a director	12,000	12,000
Royalties incurred to company controlled by a director (Note 2)	79,549	75,429

All related party transactions have been recorded at their exchange amounts, which approximate market terms. The related party balances have been recorded at their exchange amounts and are non-interest bearing with no fixed terms of repayment.

6. COMMITMENT

The company is committed to a premises lease for Canadian $55,790 annually on a year-to-year basis to a company controlled by a director. The landlord has suspended collection of the annual lease payment.

7. SHARE CAPITAL

Issued:	Number of Shares		Value
Balance at June 30, 2007 and 2006	11,921,679	$	3,298,095

SUN ENTERTAINMENT HOLDING CORPORATION
MANAGEMENT'S DISCUSSION & ANALYSIS
SIX MONTHS ENDED JUNE 30, 2007

DISCLAIMER
This discussion and analysis has been prepared by the management of Sun Entertainment Holding Corporation ("Sun" or the "Company") and should be read in conjunction with the audited consolidated financial statements and notes for the year ended December 31, 2006 as well as the unaudited interim consolidated financial statements and notes for the six months ended June 30, 2007.

This document, as well as other management discussion of the Company's vision, business strategies and expectations as reported in the business plan, information circular, annual information form, quarterly management discussion and analysis, regulatory filings, press releases and other reports, contain forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those projected. The words "believe", "expect", "intend", "anticipate", or any variations of such words and similar expressions identify forward-looking statements, but their absence does not mean that the statement is not forward- looking. These statements are not guarantees of future performance and are subject to certain risks, uncertainties and assumptions that are difficult to predict.

Factors that affect the Company's actual results include the rate of market acceptance of the Company's products and services; the ability to obtain and defend intellectual property rights and related products; the ability to market the Company's products and services; as well as the status of competing products and services, and general economic conditions including foreign exchange rates. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this document.

DESCRIPTION OF BUSINESS
The Company controls the rights to over 7,000 classic Rock & Roll, Rockabilly, Country, Rhythm & Blues, Gospel and Bluegrass titles from the 50's, 60's and 70's. Included in these recordings are such well known songs as "Whole Lot of Shakin' Going On"/Jerry Lee Lewis, "I Walk The Line"/Johnny Cash, "Blue Suede Shoes"/Carl Perkins, "Lonely Weekends"/Charlie Rich, "Ooby Dooby"/Roy Orbison, "Harper Valley PTA"/Jeannie C. Riley, "From A Jack To A King"/Ned Miller, "Chapel Of Love"/The Dixie Cups, and "The Boy From New York City"/The Ad Libs. The majority of the revenues received by the Company are from royalty licensing arrangements from the major record companies such as Universal Music, Warner Music Group, SonyBMG Music, and EMI Music and from the larger independent record companies such as Time-Life Music and Varese Sarabande in the United States, Madacy and Direct Source in Canada and Charly and Disky in Europe. Other revenues are flat fees received from the uses of the Company's master recordings as source music in motion pictures, television shows and radio and television commercials.

OVERALL PERFORMANCE

Revenues
Revenues for the six-month period ending June 30, 2007 were $1,689,561 up 4% compared to $1,627,225 for the same period of 2006. Royalty and license fee revenues for the current period were $1,576,327 compared to $1,506565 for the same period of 2006.

During the current period, forty two (42%) percent of the Company's royalty revenues were received from licensees in the United States with the remaining fifty eight (58%) percent received from licensees outside the United States. The United States companies that generate the largest royalty revenues for the company are SonyBMG Music, Universal Music and Time-Life Music. The Company receives most of its revenues from

outside the United States from Madacy Entertainment and Direct Source Special Products in Canada and Charly Records and Disky Communications in Europe. ,

Cost of Goods Sold
The cost of goods sold (including royalty expense to artists, producers and publishers for the six-month period ending June 30, 2007 were $665,673 compared to $578,043 for the same period of 2006. Increased royalty and license fee revenues, timing of payments and the fact that royalty payments to artists and producers are normally made within sixty to ninety days after royalty revenues are received caused the increase in cost of goods sold.

Expenses
Overhead for the six-month period ending June 30, 2007 was $569,900 compared to $529,786 for the same period of 2006.

Statement of Operations & Deficit
The earnings for the six-month period ending June 30, 2007 were $453,988 compared to $517,087 for the same period of 2006. The decrease in earnings was due to the increase in cost of goods sold and overhead.

Finance & Cash Flow
Cash used in operating activities during the six-month period ending June 30, 2007 was $641,990 compared to $610,574 for the same period of 2006. The increase in cash usage was primarily due to the increase in royalties paid to recording artists and legal and accounting fees.

No cash was used in investing activities during the six-month period ending June 30, 2007 or for the same period of 2006.

There were no financing activities during the six-month period ending June 30, 2007 or for the same period of 2006.

In 2006 worldwide online music sales nearly doubled to about US$2 billion, but overall music sales fell 3% as compared to 2005 to US$32.45 billion at the retail level in 2006, according to a recent report issued by the trade group International Federation of the Phonograph Industry (IFPI). In the United States, the world's largest market for music, the trade group RIAA reported that overall sales in 2006 totaled US$11.5 billion, which is down 6.2% from sales of US$12.27 billion in 2005. Online sales in the United States were US$1.6 billion in 2006, nearly 14% of overall 2006 music sales, a 21.6% increase over the 2005 total of US$1.3 billion. The Wall Street Journal reported that CD sales in the United States, which account for 85% of music sales, plunged 20% during the current period as compared to the same period in 2006. The sales decline was due to unauthorized file sharing and the demise of specialty retailers such as Tower Records, which was liquidated in 2006.

The Company continues to market its catalog of master recordings for use in television shows, movies, commercials, and compilation and special album releases. "Real Wild Child" as performed by Jerry Lee Lewis was used in an episode of the popular television show "My Name Is Earl", "There's A Break In The Road" as performed by Betty Harris was used in the motion picture Blue State Movie, and "Crazy Arms" as performed by Jerry Lewis was used in a PBS special titled Jerry Lewis & Friends: Last Man Standing. "Chapel Of Love" as performed by The Dixie Cups was used in the ABC daytime drama "One Life To Live". "Color Him Father" as performed by Linda Martel was used in the NBC prime time TV show "Friday Night Lights". The use of the Company's ionic Sun Records logo continues to be used on various merchandise that is marketed both by the Company directly and by licensees of the Company to wholesalers and retailers.

SELECTED ANNUAL INFORMATION

	2006	2005	2004
Revenues	$3,094,603	$1,728,959	$1,679,063
Cost of sales	$1,190,455	$ 600,773	$ 774,581
Gross profit	1,904,148	1,128,186	$ 904,482
% Gross profit	61.53%	65.25%	53.87%

Expenses	$1,009,399	$ 932,542	$ 833,249
Net Earnings (Loss)	$ 894,749	$ 195,644	$ 45,460
Shares issued and outstanding	11,921,679	11,921,679	11,921,679
Earnings (Loss) per share	$ 0.08	$ 0.02	$ 0.004
Total assets	$ 2,300,251	$ 1,144,686	$ 702,982
Total long-term financial liabilities	None	None	None
Cash dividends declared	None	None	None

SUMMARY OF QUARTERLY RESULTS

	2007	2007	2006	2006	2006	2006	2005	2005
	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Revenues	1,221,640	467,920	939,280	528,097	1,117,968	509,257	406,057	415,853
Net Earnings (Loss)	403,913	50,074	(91,442)	158,966	448,136	68,914	45,974	75,261
Shares outstanding	12M	12M	12M	12M	12M	12M	12M	12M
Earnings (Loss) per share	0.034	0.004	(0.008)	0.01	0.04	0.006	0.004	0.006

LIQUIDITY AND RISKS

As at June 30, 2007, the Company had a working capital excess of $951,303 compared to a working capital excess of $499,146 as at December 31, 2006, the end of the Company's last completed fiscal year. The increased excess was a direct result of the increased cash on hand, accounts receivable, and was financed by regular cash flow.

The Company is exposed to market risk related to changes in foreign currency. This could adversely affect the value of the Company's current assets and liabilities as well as impact revenues and profitability.

CONTRACTUAL OBLIGATIONS

There were no long-term contractual obligations.

CAPITAL RESOURCES

The Company has limited capital resources, and is relying on continuing royalty and license fee revenues to provide future capital.

OFF BALANCE SHEET ARRANGEMENTS

There were no off balance sheet arrangements.

MATERIAL CONTRACTS

The Company has an exclusive license agreement for the use of master recordings owned by Shelby Singleton Enterprises, Inc. See Note 2.

TRANSACTIONS WITH RELATED PARTIES

Refer to Note 5.

PROPOSED TRANSACTIONS

There were no proposed transactions.

CRITCAL ACCOUNTING ESTIMATES

There were no critical accounting estimates.

CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2002, the Company adopted, on a retroactive basis, the new recommendations of the CICA with respect to the recognition, measurement and disclosure of foreign currency exchange gains and losses. The amendments to the standard require separate disclosure of exchange gains and losses on the income statement and the elimination of deferral and amortization of unrealized gains and losses on foreign currency denominated non-current monetary assets and liabilities, except to the extent that they meet specified criteria for hedge accounting. The change in policy had no effect on current or prior period balances.

Monetary assets and liabilities are translated at year-end exchange rates; other assets and liabilities have been translated at the rates prevailing at the date of transaction. Revenue and expense items, except for amortization, are translated at the average rate of exchange for the period. Amortization is converted using the rates prevailing at the dates of acquisition. Gains and losses from foreign currency translation are included in the consolidated statements of loss.

Effective January 1, 2002, the Company adopted, on a prospective basis, the recommendations of the CICA with respect to the recognition, measurement, and disclosure of stock-based compensation and other stock based payments. Under this policy the Company has elected to value stock-based compensation granted to employees using the intrinsic value method whereby compensation costs for awards to employees are recognized only when the market price exceeds the exercise price at the date of grant. Pro-forma disclosure of the impact on net income and earnings per share of the fair value of options granted to employees is required.

Stock-based compensation granted to non-employees is recorded at the fair value as determined using the Black-Scholes option valuation model.

FINANCIAL INSTRUMENTS AND OTHER INSTRUMENTS

The Company's financial instruments consist of cash, marketable securities, accounts receivable, accounts payable and advances from related parties. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

INVESTOR RELATIONS

There were no agreements for investor relations.

SUBSEQUENT EVENTS

There were no material subsequent events.

ADDITIONAL INFORMATION

Additional information regarding the Company can be found on SEDAR at www.sedar.com or the Company's web site at www.sunrecords.com.

END